UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-00044
CUSIP NUMBER 039483102
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Inotiv, Inc.
Full Name of Registrant

Former Name if Applicable

2701 Kent Avenue
Address of Principal Executive Office (Street and Number)

West Lafayette, Indiana 47906
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Inotiv, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Report”) within the prescribed time period without unreasonable effort and expense. The Company currently expects to file the Report by May 15, 2024, within the extension period of five calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended

As previously disclosed, the Company has been cooperating with the U.S. Department of Justice (the “DOJ”) and other authorities related to an investigation by those authorities into various matters relating to the previously disclosed execution of a search and seizure warrant at the Company’s Cumberland, Virginia facility. The Company ceased commercial operations at the Cumberland facility in September 2022. Due to the current status of negotiations between the Company and the DOJ regarding a potential resolution, as well as related actions that would need to occur in order for any such resolution to be finalized, including, without limitation, negotiations between the Company and DOJ regarding mutually satisfactory resolution documents, final approvals by DOJ and the Company, and depending on the terms of any final resolution with the DOJ, negotiations with certain of the Company’s stakeholders regarding the feasibility of such proposed resolution, the Company requires additional time to complete the analysis of this subsequent event and the related accounting matters. One of the principal analyses relates to the determination of whether the current status of that matter and related considerations may meet the probable and estimable standard under applicable accounting rules to record an accrual for that matter in the quarter ended March 31, 2024 and, if so, the amount of such accrual, the long-term versus current classification of the Company’s outstanding debt as of March 31, 2024, the potential impact on the Company's compliance with the financial covenants under the Company’s Credit Agreement and any ability to amend such covenants, and the Company’s ability to estimate and satisfy the financial obligations of any resolution. Any such accrual, depending on the amount, and in addition to the items discussed in Part IV below, could result in the Company’s results of operations for the three and six months ended March 31, 2024 to be significantly different from the results of operations for the three and six months ended March 31, 2023. The Company is working diligently to complete these analyses and finalize its financial statements as soon as possible.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Beth A. Taylor	765	463-4527
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on procedures completed to date, the Company currently anticipates reporting significant changes in, among other things, its consolidated revenue, operating costs and expenses and net loss for the six months ended March 31, 2024. This expectation and the additional information provided below are preliminary, and are subject to change pending the completion of procedures and finalization of the Company’s financial statements for the three and six months ended March 31, 2024. Further, the Company is continuing to evaluate the matters discussed above in Part III, including any potential impact of such subsequent events for the three and six months ended March 31, 2024, which could result in the Company’s results of operations for the three and six months ended March 31, 2024 to be additionally significantly different from the results of operations for the three and six months ended March 31, 2023.

As of March 31, 2024, the Company expects to report that it had cash and cash equivalents of approximately $32.7 million and access to a $15.0 million revolver, which currently has no outstanding balance. The Company expects to report that consolidated revenue decreased 7.2% to $254.5 million in the six months ended March 31, 2024 as compared to $274.2 million in the six months ended March 31, 2023. The Company plans to report that the lower total revenue in the six months ended March 31, 2024 was driven by a $22.9 million decrease in Research Models and Services (“RMS”) revenue, partially offset by a $3.2 million increase in Discovery and Safety Assessment (“DSA”) revenue. The Company plans to report that the decrease in RMS revenue was due primarily to the negative impact of lower non-human primate (“NHP”) sales. Additionally, there was a decrease in RMS revenue as a result of the sale of the Company’s Israeli businesses in the fourth quarter of fiscal 2023. The remaining decrease in RMS revenue was due primarily to decreases in small animal sales and RMS services, such as surgeries, partially offset by an increase in diets and bedding sales. The Company plans to report that the increase in DSA revenue was mainly attributable to the DSA revenue increase in the three months ended December 31, 2023, which was primarily driven by continued increases from genetic toxicology and biotherapeutic analysis in connection with new business at our Rockville facility.

NHP imports into the U.S. for drug discovery significantly declined from 2022 to 2023. The decrease in overall NHP supply drove an increase in pricing in 2023. Furthermore, the Company believes the decreased U.S. NHP supply caused some studies to be shifted outside of the U.S. The Company also believes some clients increased their inventory levels of NHP’s during 2023 and therefore recently, clients appear to be utilizing existing NHP inventory without purchasing historical levels of NHPs. The Company expects to report that RMS revenue decreased $32.1 million in the three months ended March 31, 2024 compared to the three months ended March 31, 2023 due primarily to the negative impact of lower NHP sales. For the 2024 period, such reduction in revenue adversely affected the Company’s business, financial condition and results of operations.

During 2022 and 2023, there were decreases in U.S. biotech funding, which contributed to a reduced demand for preclinical studies. While U.S. biotech funding increased in the first calendar quarter of 2024, the Company has yet to see a meaningful increase in demand from biotech clients.

There is no assurance that the Company will experience an increase in sales for the remainder of the 2024 fiscal year. If the Company’s revenue and related operating margins do not increase, it could result in non-compliance with the financial covenants under the Company’s Credit Agreement. The financial covenants under the Credit

Agreement include, among others, a requirement to not permit the consolidated debt to consolidated EBITDA of the Company to exceed certain leverage thresholds under the Credit Agreement. If at the time the Company files, or is required to file, its fiscal third quarter results on Form 10-Q, it reports a failure to comply with its financial covenants that remains unremedied for the period of time stipulated under the Credit Agreement, it would constitute an event of default under the Credit Agreement and the lenders may, among other remedies set out under the Credit Agreement, declare all or any portion of the outstanding principal amount of the borrowings plus accrued and unpaid interest to be immediately due and payable. Furthermore, if the lenders accelerate the loans under the Credit Agreement, such acceleration would constitute a default under the indenture governing the Company's Convertible Senior Notes (the "Notes") which, if not cured within 30 days following notice of such default from the trustee or holders of 25 percent of the Notes, would permit the trustee or such holders to accelerate the Notes. If the lenders were to accelerate the loans under the Credit Agreement, the Company does not believe its existing cash and cash equivalents, together with cash generated from operations, would be sufficient to fund its operations, satisfy its obligations, including cash outflows for planned targeted capital expenditures, and repay the entirety of its outstanding senior term loans and repay the entirety of its outstanding Notes in the next twelve months; in addition, access to the $15.0 million revolver under the Credit Agreement would be restricted and such funds would not be available to pay for any operating activities. As a result, the Company expects that the Report will disclose the existence of substantial doubt about the Company’s ability to continue as a going concern. The Company has plans to address the existence of substantial doubt about the Company’s ability to continue as a going concern; however, this evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented and are outside of its control as of the date the financial statements are issued.

The Company plans to continue its efforts to optimize its capital allocation and expense base, which reduced the Company’s cash expenses in the three and six months ended March 31, 2024 compared to the three and six months ended March 31, 2023, and which are expected to continue to reduce cash expenses in the remainder of fiscal 2024 and into fiscal 2025. Further, the Company has invested and plans to continue to invest in its DSA capacity and added to its service offerings in recent periods which the Company plans to utilize in order to support future revenue growth and margins. The Company also continues to collaborate with its lenders with regard to its current business conditions. The Company plans to request amendments to the Credit Agreement, which may include potential additional financial covenant requirements, in an effort to avoid an acceleration of the loans under the Credit Agreement prior to their existing maturity. In the event that the Company fails to comply with the requirements of the financial covenants set forth in the Credit Agreement, the Company has approximately 55 days subsequent to any fiscal quarter, and approximately 100 days subsequent to fiscal year-end to cure noncompliance. Additionally, the Company may consider seeking additional financing and evaluating financing alternatives to meet its cash requirements for the next 12 months. There is no assurance that the Company’s lenders will agree to any amendment to the Credit Agreement, nor can there be any assurance that the Company would be able to raise additional capital, whether through selling additional equity or debt securities or obtaining a line of credit or other loan on terms acceptable to the Company or at all.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this release, are forward-looking statements, including, but not limited to, statements about the anticipated timing of the filing of the Company’s second fiscal quarter Form 10-Q and issuance of financial results for such quarter, the Company’s expected results of operations, financial condition and liquidity, and the Company’s plans related to credit facility and capital matters. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “outlook,” “will,” “should,” “can have,” “likely,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to significant risks, uncertainties and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, without limitation, the Company’s inability to file its second quarter 2024 Form 10-Q on a timely basis; the outcome of the completion of the preparation of the Company’s financial statements; results of operations or other financial matters that are different or change from what is currently anticipated; the inability to reach a resolution with the DOJ or the impact of unfavorable terms of any such resolution; the Company’s ability to comply with its covenants and obligations under its credit agreement; the Company’s ability to obtain waivers or amendments related to its covenants under the credit agreement; the continuance of unfavorable sales trends; the sufficiency of the Company’s liquidity and cash flows to meet its obligations; the impact of this filing on the Company’s common stock, its relationships with employees, customers and suppliers; and those that are described in the Company’s most recent Annual Report on Form 10-K and in other documents that the Company files or furnishes with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, the Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this announcement, whether as a result of new information, future events, changes in assumptions or otherwise.

Information in this report regarding expected results of operations and financial condition for the three and six months ended, and as of, March 31, 2024 is preliminary, has not been audited and is subject to change in connection with the completion of the Company’s financial statements for the three and six months ended March 31, 2024. The preliminary information may differ materially from the actual results that will be reflected in the Company’s financial statements when they are completed and publicly disclosed. Accordingly, you should not place undue reliance on this information.

Inotiv, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2024	By:	/s/ Beth A. Taylor
Beth A. Taylor
Chief Financial Officer and Senior Vice President - Finance